Credit Suisse Securities (USA) LLC

UBS Securities LLC

As representatives of the several Underwriters

c/o Credit Suisse Securities (USA) LLC

       Eleven Madison Avenue

       New York, New York 10010-3629

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Garrett Johnston

Re:	NORTH AMERICAN ENERGY PARTNERS INC.
REGISTRATION STATEMENT NO. 333-144222

July 27, 2007

Dear Mr. Johnston:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form F-1 filed on June 29, 2007, as amended, as well as the Preliminary Prospectus dated July 16, 2007, were distributed during the period July 16, 2007, through the date hereof as follows:

Registration Statement	Preliminary Prospectus
4 to 4 Underwriters	Approximately 1,350 to Underwriters and others

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of North American Energy Partners Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 1:00 p.m. (EST) on July 31, 2007, or as soon as possible thereafter.

Very truly yours, Credit Suisse Securities (USA) LLC UBS Securities LLC As representatives of the several Underwriters Credit Suisse Securities (USA) LLC

By:	/s/ Randy Bayless
Name: Randy Bayless
Title: Director

UBS Securities LLC

By:	/s/ Jason M. Wortendyke
Name: Jason M. Wortendyke
Title: Executive Director

UBS Securities LLC

By:	/s/ Justin W. Friesen
Name: Justin W. Friesen
Title: Executive Director